March 10, 2020

Henry Schuck
Chief Executive Officer
ZoomInfo Technologies Inc.
805 Broadway Street, Suite 900
Vancouver, WA 98660

       Re: ZoomInfo Technologies Inc.
           Registration Statement on Form S-1
           Filed February 27, 2020
           File No. 333-236674

Dear Mr. Schuck:

       We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Form S-1 filed on February 27, 2020

Impact of the Reorganization Transactions, page 103

1. We note your response to comment 3 of our letter dated January 27, 2020, regarding the accounting for Zoominfo Opco. We further note that Zoominfo Opco is an LLC with a sole managing member. Please tell us whether Zoominfo Opco will be accounted for as a variable interest entity. If so, please additionally explain to us your consideration of ASC
       805-10-25-5, which stipulates that when a variable interest entity is acquired in a business combination, the primary beneficiary of that entity is always the acquirer. Last, tell us how you considered the fact that the Reorganization Transactions only occur when contemporaneous with the IPO in determining that the ZoomInfo OpCo unitholders will have nearly identical ownership percentages and economic exposures before and after such transactions.
 Henry Schuck
ZoomInfo Technologies Inc.
March 10, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Becky Chow, Staff Accountant, at (202) 551-6524 or
Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney-
Advisor, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                           Sincerely,
FirstName LastNameHenry Schuck
                                                           Division of
Corporation Finance
Comapany NameZoomInfo Technologies Inc.
                                                           Office of Technology
March 10, 2020 Page 2
cc:       Richard Fenyes, Esq.
FirstName LastName